Exhibit 99.1

Fanhua Reports First Quarter 2019 Unaudited Financial Results

— Quarterly Operating Income RMB126.4 million Up 40.2% YoY

GUANGZHOU, May 22, 2019, Eastern Daylight Time, (GLOBE NEWSWIRE) — Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20191.

(In thousands, except per ADS)	2018Q1 (RMB)	2019Q1 (RMB)	2019Q1 (US$)	Change %
Total net revenues	843,263	971,654	144,781	15.2
Operating income	90,181	126,423	18,837	40.2
Net income attributable to the Company’s shareholders	130,218	147,268	21,944	13.1
Diluted net income per ADS	2.00	2.62	0.39	31.0

Financial Highlights for the First Quarter of 2019:

Commenting on the first quarter 2019 financial results, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “In the first quarter of 2019, total personal insurance premiums in China reached RMB1.3 trillion, with an increase of 18.0% year-over-year, while many life insurance companies saw a major decline in their first year regular life insurance premiums and a continued drop in sales headcount.

“Against this backdrop, our life insurance business registered strong growth of 45.1% year-over-year to RMB2.2 billion in terms of total insurance premiums, of which first year premiums increased by 45.6% year-over-year to RMB809.1 million, annualized insurance premiums increased by 20.9% year-over-year to RMB533.0 million and renewal insurance premiums grew by 44.9% year-over-year to approximately RMB1.4 billion. The solid growth of our life insurance business was due to the continued expansion of salesforce and a more balanced product mix strategy.

“Driven by the steady growth of our life insurance business, our operating profit reached RMB126.4 million, with a year-over-year increase of 40.2%, which was in line with our prior expectations. Our net income per ADS grew by 31.0% year-over-year to RMB2.62.”

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate as of March 29, 2019 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Results of Independent Review:

On May 21, 2019, the Special Committee of the Board of Directors of the Company (the “Special Committee”) completed its review of certain allegations raised by short sellers.  The Special Committee concluded that the short sellers’ allegations that characterize the Company as a fraudulent business designed to enrich insiders through a series of related party and self-dealing transactions were unsubstantiated.  The short seller reports proved to contain baseless speculation and misleading and inaccurate allegations.  As a result of the investigation, to further improve the Company’s corporate governance, the Special Committee will recommend, and management will implement, a series of measures intended to improve the Company’s operational, compliance and financial processes and controls.

As previously announced, the Special Committee is comprised of three independent directors of the Company, Mr. Allen Lueth, Mr. Stephen Markscheid and Mr. Mengbo Yin. The Special Committee retained Kirkland & Ellis International LLP (“Kirkland & Ellis”) to assist in the internal investigation. FTI Consulting (“FTI”) was retained as forensic accountants in its investigation. Kirkland & Ellis and FTI directly reported its findings to the Special Committee.

Financial Results for the First quarter of 2019

Total net revenues were RMB971.7 million (US$144.8 million) for the first quarter of 2019, representing an increase of 15.2% from RMB843.3 million for the corresponding period in 2018.

●	Net revenues for the life insurance business were RMB859.2 million (US$128.0 million) for the first quarter of 2019, representing an increase of 27.7% from RMB673.0 million for the corresponding period in 2018. The increase was mainly driven by the growth in first year commissions due to sales volume expansion and the growth in renewal commissions as a result of high persistency ratio. First year commissions increased 27.3% year-over-year to RMB670.2 million and renewal commissions increased 29.4% year-over-year to RMB189.0 million. Revenues generated from our life insurance business accounted for 88.4% of our total net revenues in the first quarter of 2019.

●	Net revenues for the P&C insurance business were RMB38.1 million (US$5.7 million) for the first quarter of 2019, representing a decrease of 58.8% from RMB92.5 million for the corresponding period in 2018. The decrease was primarily due to the termination of cooperation between Baoxian.com and one of its major channel partners in June 2018. Revenues for the P&C insurance business are mainly derived from commissions generated from Baoxian.com and the technology service fees based on the volume of insurance premiums transacted through CNpad. The technology service fee is typically much smaller than the commission we previously received from insurance companies, though our costs are minimal. Revenues generated from the P&C insurance business accounted for 3.9% of our total net revenues in the first quarter of 2019.

●	Net revenues for the claims adjusting business were RMB74.4 million (US$11.1 million) for the first quarter of 2019, representing a decrease of 4.4% from RMB77.8 million for the corresponding period in 2018. Revenues generated from the claims adjusting business accounted for 7.7% of our total net revenues in the first quarter of 2019.

Total operating costs and expenses were RMB845.2 million (US$125.9 million) for the first quarter of 2019, representing an increase of 12.2% from RMB753.1 million for the corresponding period in 2018.

●	Commission costs were RMB668.7 million (US$99.6 million) for the first quarter of 2019, representing an increase of 11.9% from RMB597.4 million for the corresponding period in 2018. The increase in commission cost was mainly in line with the growth of life insurance business.

◆	Costs of the life insurance business were RMB601.5 million (US$89.6 million) for the first quarter of 2019, representing an increase of 28.4% from RMB468.3 million for the corresponding period in 2018. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 89.9% of our total commission costs in the first quarter of 2019.

◆	Costs of the P&C insurance business were RMB24.6 million (US$3.7 million) for the first quarter of 2019, representing a decrease of 69.3% from RMB80.2 million for the corresponding period in 2018. The decrease was in line with the decrease in sales. The costs of the P&C insurance business mainly represent commission costs incurred for business on Baoxian.com. Costs incurred by the P&C insurance business accounted for 3.7% of our total commission costs in the first quarter of 2019.

◆	Costs of claims adjusting business were RMB42.6 million (US$6.3 million) for the first quarter of 2019, representing a decrease of 13.1% from RMB49.0 million for the corresponding period in 2018. Costs incurred by the claims adjusting business accounted for 6.4% of our total commission costs in the first quarter of 2019.

●	Selling expenses were RMB64.6 million (US$9.6 million) for the first quarter of 2019, representing an increase of 32.6% from RMB48.7 million for the corresponding period in 2018. The increase was primarily due to an increase of sales outlets in 2018.

●	General and administrative expenses were RMB111.9 million (US$16.7 million) for the first quarter of 2019, representing an increase of 4.6% from RMB107.0 million for the corresponding period in 2018.

As a result of the preceding factors, we had an operating income of RMB126.4 million (US$18.8 million) for the first quarter of 2019, representing an increase of 40.2% from RMB90.2 million for the corresponding period in 2018.

Operating margin was 13.0% for the first quarter of 2019, compared to 10.7% for the corresponding period in 2018.

Investment income was RMB36.8 million (US$5.5 million) for the first quarter of 2019, representing an increase of 11.2% from RMB33.1 million for the corresponding period in 2018. The increase was mainly due to the investment income from certain one-year investment products which matured in the first quarter of 2019. The investment income represents yields from short-term investments in financial products which mainly consist of wealth management products issued by banks or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB0.4 million (US$0.1 million) for the first quarter of 2019, representing a decrease of 96.3% from RMB10.8 million for the corresponding period in 2018. The interest income in the first quarter of 2019 solely represented interest income from bank deposits while the interest income in the first quarter of 2018 was mainly contributed by a one-year loan to a third party, with 7.3% annual interest rate, which was fully settled in the third quarter of 2018.

Income tax expense was RMB42.9 million (US$6.4 million) for the first quarter of 2019, representing a decrease of 2.1% from RMB43.8 million for the corresponding period in 2018. The effective tax rate for the first quarter of 2019 was 26.0% compared with 33.0% for the corresponding period in 2018. The decrease in effective tax rate was mainly due to the tax holiday enjoyed by one of our wholly-owned subsidiaries starting from the fourth quarter of 2018.

Share of income of affiliates was RMB25.4 million (US$3.8 million) for the first quarter of 2019, representing a decrease of 37.3% from RMB40.5 million for the corresponding period in 2018, mainly attributable to a decrease of profits from CNFinance Holdings Limited due to the upgrade of its business model.

Net income was RMB147.7 million (US$22.0 million) for the first quarter of 2019, representing an increase of 14.0% from RMB129.6 million for the corresponding period in 2018.

Net income attributable to the Company’s shareholders was RMB147.3 million (US$21.9 million) for the first quarter of 2019, representing an increase of 13.1% from RMB130.2 million for the corresponding period in 2018.

Net margin was 15.2% for the first quarter of 2019 compared with 15.4% for the corresponding period in 2018.

Basic and diluted net income per ADS were RMB2.62 (US$0.39) and RMB2.62 (US$0.39) for the first quarter of 2019, respectively, representing increases of 31% and 31% from RMB2.00 and RMB2.00 for the corresponding period in 2018.

Key Operational Metrics for Fanhua’s Online Initiatives in 2019 Q1:

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both the CNpad Auto Insurance and CNpad Life Insurance Apps.

➢	Lan Zhanggui had been downloaded and activated 860,550 times as of March 31, 2019, representing an increase of 48.5% from 579,348 downloads as of March 31, 2018;

➢	The number of active users of Lan Zhanggui[2] was 61,468 in the first quarter of 2019, as compared to 64,685 in the corresponding period of 2018. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 52,529 in the first quarter of 2019, representing an increase of 10.2% from 47,682 in the corresponding period of 2018;

➢	Insurance premiums generated through Lan Zhanggui were RMB887.5 million (US$132.2 million) in the first quarter of 2019, among which life insurance premiums was RMB757.4 million (US$112.9 million) and non-life insurance premiums were RMB130.0 million (US$19.3 million), respectively, as compared to RMB631.0 million total insurance premiums generated through Lan Zhanggui which included RMB513.0 million life insurance premiums and RMB118.0 million non-life insurance premiums in the corresponding period of 2018.

●	CNpad Auto Insurance Mobile Application(“CNpad Auto Insurance App”) - Our proprietary mobile sales support system for auto insurance:

➢	CNpad Auto Insurance App had been downloaded and activated 568,367 times as of March 31,2019, representing an increase of 35.9% from 418,342 times as of March 31,2018;

➢	The number of active users of CNpad Auto Insurance App[3] was 51,064 in the first quarter of 2019, representing a decrease of 20.2% from 63,955 in the corresponding period of 2018;

➢	Insurance premiums generated through CNpad Auto Insurance App were RMB423.0 million (US$63.0 million) in the first quarter of 2019, representing a decrease of 25.9% from RMB571.0 million in the corresponding period of 2018.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 3.5 million as of March 31, 2019, representing an increase of 13.4% from 3.1 million as of March 31, 2018.

[2]	Active users of LanZhanggui included users who sold at least one life insurance policy and/or non-life insurance policy through LanZhanggui (including both its mobile application or WeChat public account) during the specific period.

[3]	Active users of CNpad App included users who made at least one purchase of auto insurance policy through CNpad App (including both its mobile application and WeChat public account) during the specific period.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 2.3 million as of March 31, 2019, representing an increase of 42.2% from approximately 1.6 million as of March 31, 2018;

➢	The number of active customer accounts[4] was 82,869 in the first quarter of 2019, representing an increase of 33.4% from 62,100 in the corresponding period of 2018;

➢	Insurance premiums generated on Baoxian.com was RMB90.2 million (US$13.4 million) in the first quarter of 2019 as compared to RMB605.0 million in the corresponding period of 2018. The decrease was primarily due to termination of business cooperation with one channel partner, a third party online lending service provider. Insurance premiums directly generated on Baoxian.com which excluded insurance premiums generated through its channel partners was approximately RMB90.2 million (US$13.4 million), representing an increase of 62.8% from RMB55.4 million in the corresponding period of 2018.

Recent Developments

●	On April 25, 2019, Fanhua Insurance Sales Service Group Company Limited won the “Outstanding Insurance Intermediary Company of the Year” at the 1st Insurance Today - Insurance Intermediary Awards 2018. The award was initiated and organized by Insurance Today, a well-known insurance trade magazine, in recognition of the outstanding performance of the leading players in the insurance intermediary sector.

●	As of March 31, 2019, Fanhua had 860,550 sales agents and 1,213 professional claims, compared with 579,348 sales agents and 1,253 claims adjusters as of March 31, 2018. The number of performing agents[5] was 123,053, and the number of performing agents for selling life insurance products was approximately 53,486 in the first quarter of 2019. As of March 31, 2019, Fanhua’s distribution network consisted of 709 sales outlets in 21 provinces and 143 services outlets in 31 provinces, compared with 541 sales outlets in 21 provinces and 142 service outlets in 31 provinces as of March 31, 2018.

Business Outlook

Fanhua expects its operating income to grow by no less than 20% year-over-year for the second quarter of 2019. This forecast reflects Fanhua’s current view, which is subject to change.

4       Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.

5       Performing agents are defined as agents who have sold at least one life insurance policy and/or non-life insurance policy during the specified period.

Conference Call

The Company will host a conference call to discuss its first quarter 2019 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on May 22, 2019
or 9:00 AM Beijing/Hong Kong Time on May 23, 2019

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0809-091-571
Hong Kong	800-906-606
Japan	0120-925-493
South Korea	080-850-0565

The toll dial-in numbers:

China (Mainland)	400-120-0654
Hong Kong & Other Areas	+852 30186776

Conference ID #:9309498

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) LanZhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of March 31, 2019, our distribution and service network is consisted of 709 sales outlets covering 21 provinces and 143 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	772,823	1,026,371	152,934
Restricted cash	75,343	112,925	16,826
Short term investments	1,554,060	1,367,638	203,784
Accounts receivable, net	508,474	644,464	96,028
Insurance premium receivables	5,267	6,707	999
Other receivables	86,150	97,790	14,571
Other current assets	58,990	57,820	8,615
Total current assets	3,061,107	3,313,715	493,757

Non-current assets:
Property, plant, and equipment, net	37,934	38,729	5,771
Goodwill and intangible assets, net	111,133	110,898	16,525
Deferred tax assets	9,320	7,894	1,176
Investment in affiliates	587,517	611,652	91,139
Other non-current assets	59,600	58,970	8,787
Right of use assets[6]	—	177,690	26,477
Total non-current assets	805,504	1,005,833	149,875
Total assets	3,866,611	4,319,548	643,632

[6]	In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842, which requires organizations to recognize lease assets and lease liabilities on the balance sheet for the rights and obligations created by those leases. On January 1, 2019, the Company adopted Topic 842, using the modified retrospective transition approach, applying the new standard to leases existing at the date of initial adoption, and prior periods were not restated. In addition, the Company elected to apply the package of practical expedients permitted under the transition guidance which does not require reassessment of prior conclusions, lease classification and initial direct lease costs. Adoption of the new standard resulted in the recording of lease assets and liabilities of RMB182 million and RMB181 million respectively on January 1, 2019. The adoption of the new guidance did not have a material impact on the Company’s consolidated statements of income and consolidated statements of cash flows.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2018	2019	2019
	RMB	RMB	US$

Current liabilities:
Accounts payable	332,685	444,334	66,208
Insurance premium payables	15,248	48,228	7,186
Other payables and accrued expenses	254,824	238,559	35,546
Accrued payroll	97,637	81,254	12,107
Income tax payable	205,189	198,787	29,620
Dividend payable	—	93,947	13,999
Current operating lease liability[6]	—	61,630	9,183
Total current liabilities	905,583	1,166,739	173,849

Non-current liabilities:
Refundable share rights deposits	138,328	257,818	38,416
Other non-current liabilities	—	3,304	492
Other tax liabilities	70,350	70,350	10,482
Deferred tax liabilities	5,624	5,925	883
Non-current operating lease liability[6]	—	116,771	17,399
Total non-current liabilities	214,302	454,168	67,672
Total liabilities	1,119,885	1,620,907	241,521

Ordinary shares	9,583	9,583	1,428
Treasury stock	(1,156)	(1,230)	(184)
Additional paid-in capital	437,176	341,248	50,848
Statutory reserves	480,881	480,881	71,654
Retained earnings	1,799,989	1,853,533	276,185
Accumulated other comprehensive loss	(93,290)	(99,315)	(14,798)
Total shareholders’ equity	2,633,183	2,584,700	385,133
Non-controlling interests	113,543	113,941	16,978
Total equity	2,746,726	2,698,641	402,111
Total liabilities and equity	3,866,611	4,319,548	643,632

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2018	2019	2019
	RMB	RMB	US$
Net revenues:
Life insurance Business	672,967	859,185	128,023
P&C insurance Business	92,459	38,119	5,680
Claims adjusting Business	77,837	74,350	11,078
Total net revenues	843,263	971,654	144,781
Operating costs and expenses:
Life insurance Business	(468,253)	(601,482)	(89,624)
P&C insurance Business	(80,167)	(24,615)	(3,668)
Claims adjusting Business	(49,006)	(42,597)	(6,347)
Total operating costs	(597,426)	(668,694)	(99,639)
Selling expenses	(48,702)	(64,642)	(9,632)
General and administrative expenses	(106,954)	(111,895)	(16,673)
Total operating costs and expenses	(753,082)	(845,231)	(125,944)
Income from operations	90,181	126,423	18,837
Other income, net:
Investment income	33,111	36,825	5,487
Interest income	10,757	419	63
Others, net	(1,120)	1,449	216
Income from operations before income taxes and share income of affiliates	132,929	165,116	24,603
Income tax expense	(43,824)	(42,863)	(6,387)
Share of income of affiliates	40,484	25,413	3,787
Net income	129,589	147,666	22,003
less: net (loss) income attributable to noncontrolling interests	(629)	398	59
Net income attributable to the Company’s shareholders	130,218	147,268	21,944

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2018	2019	2019
	RMB	RMB	US$
Net income per share:
Basic	0.10	0.13	0.02
Diluted	0.10	0.13	0.02
Net income per ADS:
Basic	2.00	2.62	0.39
Diluted	2.00	2.62	0.39
Shares used in calculating net income per share:
Basic	1,300,191,084	1,122,290,708	1,122,290,708
Diluted	1,302,989,111	1,123,329,865	1,123,329,865

Net income	129,589	147,666	22,003
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(7,322)	(4,747)	(707)
Less: Comprehensive income attributable to the noncontrolling interests	(1,827)	(1,278)	(190)
Comprehensive income	120,440	141,641	21,106
Less: Comprehensive income attributable to the noncontrolling interests	(629)	398	59
Comprehensive income attributable to the Company’s shareholders	121,069	141,243	21,047

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,	March 31,	March 31,
	2018	2019	2019
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	129,589	147,666	22,003
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization of property and equipment	2,367	3,638	542
Amortization of intangible assets	7,740	235	35
Noncash lease expense	—	14,767	2,200
Allowance for doubtful accounts	3,892	1,210	180
Compensation expenses associated with 521 Plan	—	3,304	492
Gain on disposal of property, plant and equipment	(23)	(30)	(4)
Investment income	(29,419)	(32,899)	(4,902)
Share of income of affiliates	(40,484)	(25,413)	(3,787)
Deferred taxes	7,221	1,728	257
Changes in operating assets and liabilities:	(50,329)	(67,394)	(10,042)
Net cash generated from operating activities	30,554	46,812	6,974
Cash flows used in investing activities:
Purchase of short term investments	(2,440,997)	(1,604,900)	(239,138)
Proceeds from disposal of short term investments	2,221,749	1,824,222	271,818
Purchase of property, plant and equipment	(4,012)	(4,637)	(691)
Proceeds from disposal of property and equipment	26	233	35
Net cash (used in) generated from investing activities	(223,234)	214,918	32,024
Cash flows from financing activities:
Proceeds of employee subscriptions	24,013	—	—
Dividends paid	(4,927)	—	—
Repurchase of shares from open market	—	(82,381)	(12,275)
Proceeds of cash consideration related to disposal of subsidiaries	11,630	5,000	745
Subscription of 650 million ADSs to Participants upon 521 Plan	—	111,305	16,585
Net cash generated from financing activities	30,716	33,924	5,055
Net (decrease) increase in cash and cash equivalents, and restricted cash	(161,964)	295,654	44,053
Cash and cash equivalents and restricted cash at beginning of year	439,033	848,166	126,381
Effect of exchange rate changes on cash and cash equivalents	(7,322)	(4,524)	(674)
Cash and cash equivalents and restricted cash at end of year	269,747	1,139,296	169,760

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.